UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Summus, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

866366 30 5

(CUSIP Number)

LAP Summus Holdings, LLC c/o Liberty Associated Partners, L.P. 3 Bala Plaza East, Suite 502 Bala Cynwyd, PA 19004 Attn: Scott G. Bruce (610)-660-4910	Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 Attn: Henry N. Nassau, Esq. (215)-994-2138

Liberty Associated Partners, L.P. 3 Bala Plaza East, Suite 502 Bala Cynwyd, PA 19004 Attn: Scott G. Bruce (610)-660-4910	Associated Group, LLC 3 Bala Plaza East, Suite 502 Bala Cynwyd, PA 19004 Attn: Scott G. Bruce (610)-660-4910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following:  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 866366 30 5

1	Names of reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LAP Summus Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 1,482,892 9 Sole Dispositive Power 0 10 Shared Dispositive Power 1,482,892

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,482,892
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A	☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 866366 30 5

1	Names of reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Associated Partners, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 1,482,892 9 Sole Dispositive Power 0 10 Shared Dispositive Power 1,482,892

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,482,892
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A	☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 866366 30 5

1	Names of reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Associated Group, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 1,482,892 9 Sole Dispositive Power 0 10 Shared Dispositive Power 1,482,892

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,482,892
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A	☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $.001 per share (“Common Stock”), of Summus, Inc. (the “Issuer”), a Delaware corporation, with its principal office at 434 Fayetteville Street, Suite 600, Raleigh, North Carolina 27601.

Item 2. Identity and Background

(a) Name

This statement is being filed by LAP Summus Holdings, LLC (“Holdings”), a Delaware limited liability company, with respect to shares of Common Stock directly beneficially owned by it, Liberty Associated Partners, LP, a Delaware limited partnership (“LAP”), with respect to shares of Common Stock directly beneficially owned by Holdings, and Associated Group, LLC, a Delaware limited liability company (“AG,” and collectively with Holdings and LAP, the “Reporting Persons”), with respect to shares of Common Stock directly beneficially owned by Holdings.

LAP is the sole member of Holdings. AG is the sole general partner of LAP.

(b) Principal Address

The address of the principal office of each of the Reporting Persons is 3 Bala Plaza East, Suite 502, Bala Cynwyd, PA 19004.

(c) Principal Business

The principal business of Holdings is the acquisition of shares of Summus, Inc. The principal business of LAP is that of an investment limited partnership. The principal business of AG is that of general partner of LAP.

(d and e) No Convictions or Proceedings

During the last five years, neither each of the Reporting Persons, nor any of their executive officers, directors, partners or members, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

Holdings is a Delaware limited liability company. LAP is a Delaware limited partnership. AG is a Delaware limited liability company.

Item 3. Source and Amount of Funds

The Reporting Persons may be deemed to have acquired beneficial ownership of 1,482,892 shares of Common Stock pursuant to certain Securities Purchase Agreement by and among Summus, Inc, Holdings, and RHP Master Fund, Ltd., dated November 18, 2005 (the “Securities Purchase Agreement”). The beneficial ownership reported herein represents 9.9% of the outstanding Common Stock on November 18, 2005 and consists of 1,482,892 shares of Common Stock issuable: (i) upon conversion of $4,000,000 principal amount of 6% Senior Secured Debentures at a conversion price of $2.00 per share

(the “Debentures”); (ii) upon exercise of the Series A Warrants to purchase up to 1,000,000 units at an exercise price of $2.00 per unit, each unit consisting of one share of Common Stock and a warrant to purchase 4/10 of a share of Common Stock, issued in connection with the Debentures (the “A Warrants”); (iii) upon exercise of the Series B Stock Purchase Warrants to purchase up to 677,966 shares of Common Stock issued in connection with the Debentures (the “B Warrants”); and (iv) upon exercise of the Series C-1 Stock Purchase Warrants to purchase up to 677,966 shares of Common Stock issued in connection with the Debentures (the “C-1 Warrants” and, collectively with the A Warrants and the B Warrants, the “9.9 % Warrants”).

The Series A Warrants expire one hundred fifty (150) days following the date of effectiveness of the Issuer’s registration statement required to be filed in connection with this transaction. The Series B Warrants expire on November 18, 2007. The Series C-1 Warrants expire on November 18, 2010. The terms of the Debentures and the 9.9% Warrants (collectively, the “Securities”) provide that the Securities are convertible or exercisable on any given date only to the extent that the number of shares of Common Stock then issuable upon the conversion or exercise of the Securities, together with any other shares of Common Stock beneficially owned by Holdings or any of its affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted or unexercised Securities) would not exceed 9.9% of the Common Stock then issued and outstanding. Accordingly, Holdings’ ability to fully convert or exercise the Securities may be limited by the terms of the Securities.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially held by the Reporting Persons is $4,000,000. Such shares were purchased with the investment capital of Holdings.

Item 4. Purpose of Transaction

The purpose of the transaction for the Reporting Persons is investment. The funds Holdings provided to Issuer will be either repaid by Issuer or equity will be granted to Holdings instead of the repayment of the funds as described in detail in Item 3 above.

(a) Another investor, RHP Master Funds, Ltd. (“Rockhill”), invested at the same time and at similar terms a similar amount of money as Holdings in the Issuer. Rockhill has in general the same rights to acquire securities of Issuer as Holdings.

(b) Not applicable.

(c) Not applicable.

(d) Holdings has the right to appoint one member of Issuer’s board of directors.

(e to j) Not applicable.

Item 5. Interest in Securities of the Issuer

(a) Based upon an aggregate of 13,493,106 shares of Common Stock issued and outstanding, as determined by the Issuer’s Quarterly Report Form 10-Q for the quarter ended September 30, 2005:

(i) Holdings directly beneficially owns 1,482,892 shares of Common Stock, constituting approximately 9.9% of the shares issued and outstanding.

(ii) LAP owns directly no shares of Common Stock. By reason of its position as the sole member of Holdings, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ( “Rule 13d-3”), LAP may be deemed to beneficially own the 1,482,892 shares directly beneficially owned by Holdings, constituting approximately 9.9% of the shares issued and outstanding.

(iii) AG owns directly no shares of Common Stock. By reason of its position as the sole general partner of LAP, under the provisions of Rule 13d-3, LAP may be deemed to beneficially own the 1,482,892 shares directly beneficially owned by Holdings, constituting approximately 9.9% of the shares issued and outstanding.

(b) Number of shares as to which each of the Reporting Persons has

(i) Sole power to vote or to direct the vote     0

(ii) Shared power to vote or to direct the vote 1,482,892 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of     0

(iv) Shared power to dispose or to direct the disposition of 1,482,892 shares of Common Stock

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, Rockhill and Holdings entered into a Securities Purchase Agreement providing for the purchase of the Debenture and the 9.9% Warrants by Holdings as well as the purchase of a similar debenture and similar warrants by Rockhill.

In addition, Issuer, Rockhill and Holdings entered into a Security Agreement (the “Security Agreement”) pursuant to which the Issuer has agreed to execute and deliver to Rockhill and Holdings and for the benefit of Rockhill and Holdings and to grant to them a first priority security interest in certain property of the Issuer to secure the prompt payment, performance and discharge in full of all of Issuer’s obligations under the debentures and exercise and discharge in full of Company’s obligations under the warrants granted to Rockhill and Holdings.

Issuer, Rockhill and Holdings also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which Issuer has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws to Rockhill and Holdings.

The Issuer and Holdings entered into a Letter Agreement dated as of November 18, 2005 (the “Letter Agreement”) pursuant to which the Issuer acknowledges and agrees to promptly name any person designated by Holdings to Issuer’s Board of Directors.

Item 7. Material to be Filed as Exhibits

A. Securities Purchase Agreement (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K filed on November 22, 2005).

B. Registration Rights Agreement (incorporated by reference to Exhibit 4.8 to Issuer’s Current Report on Form 8-K filed on November 22, 2005).

C. Security Agreement (incorporated by reference to Exhibit 4.9 to Issuer’s Current Report on Form 8-K filed on November 22, 2005).

D. Letter Agreement (incorporated by reference to Exhibit 4.10 to Issuer’s Current Report on Form 8-K filed on November 22, 2005).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2005

LAP SUMMUS HOLDINGS, LLC

By:	/s/ Scott G. Bruce
Name:	Scott G. Bruce
Title:

LIBERTY ASSOCIATED PARTNERS, LP
By: Associated Group, LLC

By:	/s/ Scott G. Bruce
Name:	Scott Bruce
Title:

ASSOCIATED GROUP, LLC

By:	/s/ Scott G. Bruce
Name:	Scott G. Bruce
Title: